UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

iGo, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

449593201

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP NO. 449593201

1	NAME OF REPORTING PERSONS STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,316,866
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,316,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% [1]
14	TYPE OF REPORTING PERSON CO

1 The percentages reported in this Amendment No. 1 are calculated based upon the 2,946,589 shares of common stock outstanding as of August 2, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed with the Securities and Exchange Commission on August 12, 2013.

 CUSIP NO. 449593201

1	NAME OF REPORTING PERSONS STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,316,866
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,316,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% [1]
14	TYPE OF REPORTING PERSON PN

1 The percentages reported in this Amendment No. 1 are calculated based upon the 2,946,589 shares of common stock outstanding as of August 2, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed with the Securities and Exchange Commission on August 12, 2013.

CUSIP NO. 449593201

1	NAME OF REPORTING PERSONS SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,316,866
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,316,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% [1]
14	TYPE OF REPORTING PERSON OO

1 The percentages reported in this Amendment No. 1 are calculated based upon the 2,946,589 shares of common stock outstanding as of August 2, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed with the Securities and Exchange Commission on August 12, 2013.

CUSIP NO. 449593201

1	NAME OF REPORTING PERSONS SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,316,866
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,316,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% [1]
14	TYPE OF REPORTING PERSON OO

1 The percentages reported in this Amendment No. 1 are calculated based upon the 2,946,589 shares of common stock outstanding as of August 2, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed with the Securities and Exchange Commission on August 12, 2013.

CUSIP NO. 449593201

1	NAME OF REPORTING PERSONS STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,316,866
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,316,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% [1]
14	TYPE OF REPORTING PERSON CO

1 The percentages reported in this Amendment No. 1 are calculated based upon the 2,946,589 shares of common stock outstanding as of August 2, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed with the Securities and Exchange Commission on August 12, 2013.

CUSIP NO. 449593201

1	NAME OF REPORTING PERSONS JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER - 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 449593201

1	NAME OF REPORTING PERSONS TERRY R. GIBSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER - 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

 CUSIP NO. 449593201

This Schedule 13D/A (“Amendment No. 1”) amends the Schedule 13D filed on July 22, 2013 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.               Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)     This statement is filed by Steel Excel Inc., a Delaware corporation (“Steel Excel”), Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), Jack L. Howard (“Mr. Howard”) and Terry R. Gibson (“Mr. Gibson”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

SPHG Holdings beneficially owns approximately 51% of the outstanding shares of common stock of Steel Excel.  Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Accordingly, for purposes of this Schedule 13D, each of SPHG Holdings, SPHG, Steel Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel.  Each of SPHG Holdings, SPHG, Steel Holdings and Steel Holdings GP disclaims beneficial ownership of the Shares owned directly by Steel Excel except to the extent of their pecuniary interest therein. Mr. Howard, an officer and director of Steel Holdings GP and the principal executive officer of Steel Excel, is a director of the Issuer. Mr. Gibson, an employee of a subsidiary of Steel Holdings, is President, Chief Executive Officer, Chief Financial Officer, Secretary and a director of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A to the Schedule 13D, filed with the Securities and Exchange Commission on July 22, 2013 (“Schedule A”), is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of Steel Excel and (ii) the executive officers and directors of Steel Holdings GP.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)     The principal business address of each Reporting Person other than Steel Excel and Mr. Gibson is 590 Madison Avenue, 32nd Floor, New York, New York 10022. The principal business address of Steel Excel is 1133 Westchester Avenue, Suite N222, White Plains, New York 10604. The principal business address of Mr. Gibson is 61 East Main Street, Suite B, Los Gatos, California 95030

(c)     Steel Excel is a company whose business consists primarily of capital redeployment and identification of new, profitable operations in the oilfield services, sports, training, education, entertainment and lifestyle businesses. Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies.  Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest.  The principal business of SPHG Holdings is holding securities for the account of Steel Holdings.  The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates.  The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. The principal occupation of Mr. Howard is serving as Vice Chairman, principal executive officer, and Director of Steel Excel. Mr. Howard is also is also the president of Steel Holdings. The principal occupation of Mr. Gibson is serving as Chief Executive Officer, President and Chief Financial Officer of each of NOVT Corporation, DGT Holdings Corp. and Ore Holdings, Inc. Mr. Gibson also serves as a director and Chief Executive Officer of CoSine Communications Inc.

(d)     No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of the entities who are Reporting Persons are organized under the laws of the State of Delaware. Messrs. Howard and Gibson are each citizens of the United States of America. Each of the individuals who are listed on Schedule A other than Gary W. Ullman are citizens of the United States of America. Gary W. Ullman is a citizen of Canada.

Item 3.               Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

On August 23, 2013, Steel Excel accepted for purchase in accordance with the terms of the Offer (as described and defined in Item 4) 1,316,866 Shares that were validly tendered and not validly withdrawn prior expiration of the Offer at 5:00 p.m. (New York Time) on August 22, 2013 (the “Expiration Time”). Payment for such Shares will be made promptly, in accordance with the terms of the Offer for an aggregate purchase price of approximately $5,201,621to be paid with working capital of Steel Excel.

Item 4.               Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 25, 2013, Steel Excel commenced a tender offer (the "Offer") to acquire 44.0% of the issued and outstanding Shares of Issuer’s common stock on a fully diluted basis, at a price per Share of $3.95 (such per Share amount, the "Offer Price"), pursuant to a Stock Purchase and Sale Agreement between Steel Excel and Issuer, dated as of July 11, 2013 (the “Purchase and Sale Agreement”).

At the Expiration Time, 2,075,007 Shares were validly tendered and not validly withdrawn pursuant to the Offer, including 16,716 Shares tendered in accordance with the guaranteed delivery procedures. Steel Excel has accepted for purchase in accordance with the terms of the Offer 1,316,866 Shares that were validly tendered and not validly withdrawn prior to Expiration Time, representing 44.0% of the issued and outstanding Shares of Issuer’s common stock as of July 11, 2013 on a fully diluted basis. Payment for such Shares will be made promptly, in accordance with the terms of the Offer.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer exceeded the maximum tender amount of 1,316,866 Shares. Because the Offer was oversubscribed, the number of Shares purchased from each of the tendering stockholders will be prorated to limit Steel Excel’s purchase to Shares representing 44.0% of the Shares outstanding as of July 11, 2013 on a fully diluted basis. The estimated proration factor, based on information reported by the Depositary, is approximately 63.5% of the Shares tendered and not validly withdrawn pursuant to the Offer, including Shares tendered in accordance with guaranteed delivery procedures.

Pursuant to the Purchase and Sale Agreement, upon consummation of the Offer, Steel Excel was entitled to designate two of the four members of the board of directors of Issuer. On August 26, 2013, Messrs. Howard and Gibson were appointed to the board of directors of the Issuer.

Item 5.               Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

(a)     The aggregate percentage of Shares reported owned by each person named herein is based upon 2,946,589 shares of common stock outstanding as of August 2, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed with the Securities and Exchange Commission on August 12, 2013.

As of the date hereof, Steel Excel owns directly 1,316,866 Shares, constituting approximately 44.7% of the Shares outstanding. By virtue of their relationships with Steel Excel discussed in further detail in Item 2, each of SPHG Holdings, Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel.

As of the date hereof, neither Mr. Howard nor Mr. Gibson directly own any Shares.

To the knowledge of the Reporting Persons, no Shares are beneficially owned by any of the persons listed in Schedule A.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Amendment No. 1 shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(b)     Each of Steel Excel, SPHG Holdings, SPHG, Steel Holdings and Steel Holdings GP is deemed to have shared power to vote and dispose of the Shares owned directly by Steel Excel.

(c)     Since the filing of the Schedule 13D, Steel Excel acquired 1,316,866 Shares pursuant to the Offer (as described in Item 4).

Item 6.               Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto. A copy of this agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

Item 7.               Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

1.

Joint Filing Agreement by and among Steel Excel Inc., Steel Partners Holdings L.P., SPH Group LLC, SPH Group Holdings LLC, Steel Partners Holdings GP Inc., Jack L. Howard and Terry R. Gibson, dated August 27, 2013.

CUSIP NO. 449593201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2013	STEEL EXCEL INC.

	By:	/s/ James F. McCabe
James F. McCabe, Jr., Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP LLC

	By:	Steel Partners Holdings GP Inc. Managing Member

	By:	/s/Jack L. Howard
Jack L. Howard, President

SPH GROUP HOLDINGS LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Jack L. Howard
Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

	By:	/s/ Jack L. Howard
Jack L. Howard, President

/s/ Jack L. Howard
Jack L. Howard

/s/ Terry R. Gibson
Terry R. Gibson